SIRIT Inc.

04030948

June 15, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #04-08 for SIRIT's file.

Yours truly,

Anastasia Chodarcewicz

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary
SIRIT Inc.
/encl.

dlw 6/23

sirit Inc.

NEWS RELEASE

NR#04-08

RFID by sirit

FOR MORE INFORMATION:

Jay Hussey
Vice President
The Equicom Group
(416) 815-0700 x225
jhussey@equicomgroup.com

Fred Veinot
Vice President
SIRIT
(800) 498-8760 x225
fveinot@sirit.com

SIRIT TECHNOLOGIES RELEASES FIRST MULTI-PROTOCOL UHF RFID READER MODULE SUPPORTING MULTIPLE EPCGLOBAL PROTOCOLS AND STANDARDS

First-to-market OEM RFID reader module supports multiple EPCglobal™ RFID tag protocols in a single unit, enabling 'agile' handheld computers, printers, mobile computing and other automatic data collection devices

Toronto, ON – June 14, 2004 – SIRIT Technologies, a wholly-owned subsidiary of SIRIT Inc. (TSX:SI) and leading provider of radio frequency identification (RFID) reader technology, today released its next-generation Multi-Protocol UHF RFID Reader Module supporting standards including EPCglobal, Inc. and the International Standards Organization (ISO). Designed for integration into handhelds, portable data terminals, printers, label applicators, mobile computers and other OEM devices, SIRIT's Multi-Protocol UHF RFID Reader Module supports multiple RFID tag protocols in a single OEM module. The product was developed to meet the multi-protocol UHF product guidelines associated with RFID rollout mandates from entities including Wal-Mart and the US Department of Defense.

The SIRIT Multi-Protocol UHF RFID Reader Module supports EPCglobal, Inc. Class 0 and Class 1 standards. Additionally, the module has been designed to be hardware ready and firmware upgradeable to support the forthcoming EPCglobal, Inc. UHF Gen2 protocol and ISO 18000-6, thereby offering customers a "future proofed" solution, protection of their investments, and greater return on investment. The SIRIT Multi-Protocol UHF RFID Reader Module offers a serial RS232 interface and comes with an optional integrated antenna.

The Multi-Protocol UHF RFID Reader Module is currently being successfully tested with several OEM partners. Production availability of the module is scheduled for the third quarter of 2004.

SIRIT OEM customers and partners currently designing products that feature the SIRIT Multi-Protocol UHF RFID Reader Module include:

- Brady Corporation (smart label printers and products)
- Datamax Corporation (smart label printers)
- LXE Inc. (MX3-RFID handheld computer)
- Psion-Teklogix (handheld computer)

"Building upon SIRIT's 10 years of experience in UHF RFID backscatter technology, the release of the SIRIT Multi-Protocol UHF RFID Reader Module marks the first phase in SIRIT's next-generation UHF product line,

focused on the RFID-enabled supply chain and other UHF applications," stated William Staudt, CEO of SIRIT. "The SIRIT Multi-Protocol UHF RFID Reader Module will enable our existing OEM partners and new customers to produce 'agile' handhelds, printers, label applicators, and other reader devices to meet the customer needs associated with RFID rollout mandates from Wal-Mart, the US Department of Defense and other entities."

For more information on the SIRIT Multi-Protocol UHF RFID Reader Module, please contact Chris Leong, Vice President, via e-mail at rfid@sirit.com or via phone at (212) 949-8835.

About SIRIT

Founded in 1993, SIRIT is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis on two vertical markets; Supply Chain Management ("SCM") and Automatic Vehicle Identification ("AVI"). The SCM business unit focuses on supply chain and logistics management solutions while the AVI business unit focuses on revenue collection systems such as tolling, including state of the art High Occupancy Tolling solutions, and access control. Following its years of success in deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. SIRIT trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding.

For more information on SIRIT visit **www.sirit.com** or call (800) 498-8760.

This news release includes forward-looking statements that are based on certain assumptions and reflect SIRIT's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in SIRIT's filings with the securities regulatory authorities in Canada. SIRIT disclaims any intention or obligation to update or revise any forward-looking statements.

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